

December 20, 2011

Via E-mail:
Mr. Chandra Brechin
Chief Executive Officer
Brekford Corp.
7020 Dorsey Road
 Hanover, Maryland 21076

> **Re: Brekford Corp.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 1, 2011**
> **File No. 0-52719**

Dear Mr. Brechin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Condensed Consolidated Balance Sheet, page 3

Condensed Consolidated Statements of Cash Flows, page 5

1. We note that your allowance for receivables from citations issued, increased from $12,076 at December 31, 2010 to $240,529 at September 30, 2011. Please tell us the difference between the non-cash bad debt expense of $96,212 as reported in the Statement of Cash Flows and the net change of $228,453 in the allowance for receivables from citations issued.

Condensed Consolidated Statements of Operations, page 4

Results of Operations for the Nine Months Ended September 30, 2011 and 2010 Compared, page 16

Results of Operations for the Three Months Ended September 30, 2011 and 2010 Compared, page 17

2. Please describe in the MD&A how bad debt expense impacted the pertinent expense item in the Condensed Consolidated Statements of Operations and the reason for the increase.

Revenue Recognition, page 7

3. We note that the Company records revenue related to automated traffic violations for the full amount of the violation. Additionally, the amount to be paid to the respective municipality for the amount of the fine to be collected is recorded as cost of revenue. Tell us your basis for presenting revenues gross versus net. Refer to ASC 605-45-45.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director